Direct Dial: 212-801-6752
e-mail: abramowitza@gtlaw.com

March 7, 2007

VIA EDGAR TRANSMISSION
----------------------

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
ATTENTION: Jay Williamson, Esq.
Mail Stop: 35-61

                  Re:   Media & Entertainment Holdings, Inc.
                        Form S-1 Registration Statement
                        FILE NO. 333-128218

Dear Mr. Reynolds:

         On behalf of Media & Entertainment Holdings, Inc., a Delaware corporation (the "Registrant") and in connection with the Registrant's Registration Statement on Form S-1 (File No. 333-128218), as amended (the "Registration Statement"), further to our discussions today with Ms. Pamela Howell and Mr. Jay Williamson of the Staff, the following summarizes the changes to be incorporated in pre-effective Amendment No. 8 to the Registration Statement ("Amendment No. 8"), which we expect to file with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), after 5:30 PM Eastern time, on March 7, 2007.

         As discussed with Mr. Williamson, with this letter, we are faxing a hand markup of the changes to the Registration Statement to be effected in Amendment No. 8 for the Staff's convenience and to facilitate its review. The attached changes are subject to further review and comment from the Registrant's auditors. We will also be revising certain of the exhibits to the Registration Statement to conform to these changes, though we have not attached those changed pages to this letter. The following are the changes reflected in the attached pages to be made in Amendment No. 8:

         o Each of the changes faxed to the Staff on March 2, 2007 based on a telephone conversation with Ms. Pamela Howell of the Staff relating to (i) making an affirmative statement that the Registrant will not complete a business combination outside the media, entertainment or communications industries, (ii) correcting the reference in the notes to the financial statements to the

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Securities and Exchange Commission
March 7, 2007
Page 2


              possibility of a business  combination  outside those  industries,
              (iii) updating the risk factor regarding other blank check transactions in the marketplace, and (iv) adding disclosure regarding Capitalink's activities and confirming that Capitalink and James S. Cassel may be deemed to be promoters under the Federal securities laws.

         o As discussed earlier today, the Registrant and the underwriters have not made a final determination about increasing the size of the offering, but the attached markup reflects an increase in the number of securities offered to the public by 20%. The Registrant has wired the incremental additional amount of the registration fee reflecting such increase, to cover the possibility of such increase. We will advise the Staff verbally by 5:00 PM Eastern time today whether the offering will be so increased, and if so, the amendment as marked will be filed with the Commission tonight before 10:00 PM Eastern time.

         o If the size of the offering is in fact increased, the four officers of the Registrant and the Hearst Corporation will commit to increase their private warrant purchases by an aggregate of $300,000, which will result in the same percentage of the offering amount being held in trust as was the case before the increase in the size of the offering. The attached markup contains appropriately updated disclosure regarding the increased warrant commitment.

         o As discussed with the Staff today, to address a comment by the National Association of Securities Dealers ("NASD") regarding the reasonableness of compensation to the underwriters, the aggregate number of Unit Purchase Options has been reduced from 900,000 to 540,000, as reflected in the attached. We understand from underwriters' counsel that the NASD is to call Mr. Williamson today to confirm that the NASD has no objections to the compensation to the underwriters as a result of this change.

         As discussed with Mr. Williamson, it is the desire of the Registrant and the underwriters to have the Registration Statement declared effective at 9:00 AM, Eastern time, on March 8, 2007, or as soon as practicable thereafter, such that trading of the Units can commence tomorrow, March 8, 2007. We greatly appreciate your willingness to work cooperatively with us throughout this process, and we hope you be able to accommodate this timetable, which is critical to the success of this offering.

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Securities and Exchange Commission
March 7, 2007
Page 3


         Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to contact the undersigned by telephone at (212) 801-6752.



                                                  Very truly yours,



                                                  Andrew H. Abramowitz



cc:      Herbert A. Granath
         Harvey M. Seslowsky
         Louis Zachary
         Peter H. Blum
         Stephen J. DeGroat
         James S. Cassel
         Alan I. Annex, Esq.
         Robert S. Matlin, Esq.
         Joseph G. Krassy, Esq.
         Bart H. Friedman